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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            -----------------------

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                         Date of Report: March 1, 2005

                              CEMEX, S.A. de C.V.
            (Exact name of Registrant as specified in its charter)

                                  CEMEX Corp.
                (Translation of Registrant's name into English)

                             United Mexican States
                (Jurisdiction of incorporation or organization)

         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
              ------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
          -----                -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X
      -------            --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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

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                                   Contents

 1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated February 28, 2005, announcing that the High Court of Justice in England and Wales sanctioned the Scheme of Arrangment relating to the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX (attached hereto as exhibit 1).

 2. Press release issued by CEMEX, dated March 1, 2005, announcing that it has completed the acquisition of RMC (attached hereto as exhibit
       2).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                      CEMEX, S.A. de C.V.
                                               ---------------------------------
                                                         (Registrant)



Date:    March 1, 2005                      By:       /s/ Rafael Garza
      -------------------------                ---------------------------------
                                                  Name:  Rafael Garza
                                                  Title: Chief Comptroller

                                 EXHIBIT INDEX


EXHIBIT NO.        DESCRIPTION
-----------        -----------

1 Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated February 28, 2005, announcing that the High Court of Justice in England and Wales sanctioned the Scheme of Arrangment relating to the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX.

2 Press release issued by CEMEX, dated March 1, 2005, announcing that it has completed the acquisition of RMC.

                                                                       Exhibit 1


                   RMC Group p.l.c. and CEMEX, S.A. de C.V.

28 February 2005



         NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM
                          AUSTRALIA, CANADA OR JAPAN

                             FOR IMMEDIATE RELEASE



       RECOMMENDED ACQUISITION OF RMC GROUP p.l.c. BY CEMEX UK LIMITED,
                      A SUBSIDIARY OF CEMEX, S.A. de C.V.



                           COURT SANCTION OF SCHEME



RMC and CEMEX are pleased to announce that, earlier today, the Court sanctioned the Scheme and confirmed the reduction of capital involved therein. Accordingly, all the conditions of the Scheme have been satisfied or waived other than relating to the delivery and registration of the Court Order by the Registrar of Companies.

The Scheme is expected to become effective on 1 March 2005 (in which case, today is expected to be the last day of dealings in the RMC Shares) and, providing this is the case, the consideration will be despatched by 8 March 2005.

Terms used in this announcement shall have the same meanings as set out in the Scheme document dated 25 October 2004.



Enquiries:

RMC
Gary Rawlinson (Investor Relations)                   Tel: +44 (0) 1932 568 833
Tim Stokes (Media Relations)

Cazenove                                              JPMorgan
(Financial Adviser and Corporate Broker to RMC)       (Financial Adviser to RMC)
Tel: +44 (0) 20 7588 2828
Nick Wiles                                            Tel: +44 (0) 20 7742 4000
Piers Coombs                                          Robert McGuire
Roger Clarke                                          Henry Lloyd
                                                      Eamon Brabazon
Hoare Govett
(Corporate Broker to RMC)                             Tel: +44 (0) 20 7601 0101
Peter Meinertzhagen
Chris Zeal

Citigate Dewe Rogerson
(PR Adviser to RMC)                                   Tel: +44 (0) 20 7638 9571
Jonathan Clare
Michael Berkeley

CEMEX
Javier Trevino (Media Relations)                      Tel: +44 (0) 20 7379 5151
Maher Al-Haffar (Investor Relations)                  Tel: +1 212 317 6006

Citigroup                                             Goldman Sachs International
(Financial Adviser and Corporate Broker to CEMEX      (Financial Adviser and Corporate Broker to CEMEX
and CEMEX UK)                                         and CEMEX UK)
Tel: +44 (0) 20 7986 4000                             Tel: +44 (0) 20 7774 1000
Philip Robert-Tissot                                  Simon Dingemans
Cyrus Shabi                                           Basil Geoghegan
Jan Skarbek
The Maitland Consultancy
(PR Adviser to CEMEX and CEMEX UK)                    Tel: +44 (0) 20 7379 5151
Angus Maitland
Philip Gawith

The directors of RMC accept responsibility for the information contained in this announcement and confirm that, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of CEMEX UK and the directors of CEMEX accept responsibility for the information contained in this announcement relating to CEMEX UK and CEMEX. To the best of the knowledge and belief of the directors of CEMEX UK and the directors of CEMEX (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they are responsible is in accordance with the facts and does not omit anything likely to affect the import of such information.

Cazenove, which is regulated by the Financial Services Authority, is acting as financial adviser and corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Cazenove or for providing advice in relation to the Acquisition, or the contents of this announcement.

JPMorgan, which is regulated by the Financial Services Authority, is acting as financial adviser to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of JPMorgan or for providing advice in relation to the Acquisition, or the contents of this announcement.

Hoare Govett, which is regulated by the Financial Services Authority, is acting as corporate broker to RMC in connection with the Acquisition and no one else and will not be responsible to anyone other than RMC for providing the protections afforded to customers of Hoare Govett or for providing advice in relation to the Acquisition, or the contents of this announcement.

Citigroup and Goldman Sachs International, which are regulated by the Financial Services Authority, are acting as financial advisers and corporate brokers to CEMEX and CEMEX UK in connection with the Acquisition and no one else and will not be responsible to anyone other than CEMEX and CEMEX UK for providing the protections afforded to their respective customers or for providing advice in relation to the Acquisition, or the contents of this announcement.

                                                                       Exhibit 2


 Media Relations               Investor Relations              Analyst Relations
   Jorge Perez                 Abraham Rodriguez                 Ricardo Sales
(52 81) 8888-4334              (52 81) 8888-4262                 (212) 317-6008



                                    CEMEX
                           Building the future(TM)


                                 CEMEX COMPLETES ACQUISITION OF RMC

MONTERREY, MEXICO. March 1, 2005- CEMEX, S.A. de C.V. ("CEMEX") (NYSE: CX;
BMV: CEMEX.CPO) announced today that it has completed the acquisition of RMC Group p.l.c. ("RMC"). The boards of directors of CEMEX and RMC, as well as RMC shareholders, European Union and US regulators, and the High Court of Justice in England and Wales have approved the acquisition. The enterprise value of the US$4.1 billion cash transaction, including the assumption of debt, is US$5.8 billion.

"This is an important day for CEMEX," said Lorenzo H. Zambrano, Chairman and CEO of CEMEX. "With the integration of RMC, CEMEX will enhance its position as one of the world's largest building materials companies, with global presence in cement and aggregates and a leading position in ready mix concrete. The addition of RMC enhances CEMEX's growth platform and diversifies our geographic base by strengthening our presence in the US - the world's largest cement importer - and gives us exposure to high-growth markets in Eastern Europe and an important position in mature markets in Western Europe."

Mr. Zambrano continued, "In addition to the compelling industrial rationale, there is solid financial logic to this combination. The acquisition enhances our strong free cash flow, lowers our cost of capital and offers significant synergy potential."

"The integration process will begin immediately. RMC's customers will benefit from our operating expertise and from CEMEX's vertically integrated network, which enables us to offer high quality products and reliable services."

With the integration of RMC, CEMEX will produce an estimated 97 million tons of cement, enhancing its position as the third largest cement company in the world. CEMEX, with RMC, will be the largest ready mix company in the world, with a production capacity of 77 million cubic meters of ready mix concrete. Additionally, the combined company will become the fourth largest aggregates company in the world.

The addition of RMC improves the balance of CEMEX's portfolio by diversifying cash flows, better positioning CEMEX for profitable growth throughout business and economic cycles. RMC's leading position in Europe extends CEMEX's reach into new markets that complement CEMEX's solid position in the Americas, increasing trading opportunities and expanding CEMEX's ability to service more customers.

CEMEX expects to achieve approximately US$200 million of annual synergies by 2007 by standardizing some management processes, capitalizing on trading network benefits, consolidating logistics and improving global procurement and energy efficiency.

The acquisition is expected to be immediately accretive to free cash flow and cash earnings per share for CEMEX. CEMEX expects that the acquisition will achieve its 10 percent return on capital employed target in 2007 and expects to achieve a ratio of net debt to EBITDA of 2.7 times by the end of 2005. This would be the same level of net debt to EBITDA that CEMEX had at the end of 2003.

CEMEX is a growing global building solutions company that provides products of consistently high quality and reliable service to customers and communities in more than 50 countries throughout the world. The company improves the well-being of those it serves through its relentless focus on continuous improvement and efforts to promote a sustainable future. For more information about the company, visit www.cemex.com.

                                      ###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX or RMC to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX and RMC do business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, acquisition opportunities, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX and RMC assume no obligation to update or correct the information contained in this press release.